SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 17, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐         No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces that the employees' representative committee has declared a labor dispute

PARTNER COMMUNICATIONS ANNOUNCES THAT THE
EMPLOYEES' REPRESENTATIVE COMMITTEE HAS
DECLARED A LABOR DISPUTE

Rosh Ha’ayin, Israel, February 17, 2016- Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that the employees' representative committee and the Histadrut declared a labor dispute on February 17, 2016, in accordance with the Settlement of Labor Disputes Law (1957), claiming that they arrived at a deadlock in negotiations for an initial collective employment agreement on the Company’s employment terms and policies.

A possible result of the declaration, insofar as the parties will not reach an agreed solution within 15 days from the declaration date, is the execution of a strike or sanctions.

The Company is unable to evaluate, at this stage, the implications of a strike or sanctions, if and insofar executed.

For further information, see the Company's 2014 Annual Report on Form 20-F - "Item 3 Key Information - 3D. Risk Factors - 3D.2 Risks Relating To Our Business Operations - 3D.2e - The unionization of our employees might prevent us from carrying out necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results." and "Item 6 Directors, Senior Management and Employees - 6d. Employees".

This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks and uncertainties regarding the declaration of the labor dispute and its financial impact on the Company.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the Partner brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 17, 2016